UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

CYBERDEFENDER CORPORATION
(Name of Issuer)

COMMON STOCK, No Par Value
(Title of Class of Securities)

23248L 10 7
(CUSIP Number)

Guthy-Renker Partners, Inc.
41-550 Eclectic St., Suite 200
Palm Desert, CA 92260
760-773-9022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 23, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23248L 10 7	13D	Page 2 of 8 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Guthy-Renker Partners, Inc.
80-0174540
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		17,233,016†
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	10.	SHARED DISPOSITIVE POWER

17,233,016†
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,233,016†
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.1%
14.	TYPE OF REPORTING PERSON*

OO

 † Amount reflects accrued and unpaid interest on convertible notes through February 29, 2012.

CUSIP No. 23248L 10 7	13D	Page 3 of 8 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Guthy-Renker Holdings, LLC
26-2549633
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		17,233,016†
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	10.	SHARED DISPOSITIVE POWER

17,233,016†
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,233,016†
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.1%
14.	TYPE OF REPORTING PERSON*

OO

 † Amount reflects accrued and unpaid interest on convertible notes through February 29, 2012.

CUSIP No. 23248L 10 7	13D	Page 4 of 8 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Guthy-Renker LLC
33-0587817
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		17,233,016†
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	10.	SHARED DISPOSITIVE POWER

17,233,016†
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,233,016†
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.1%
14.	TYPE OF REPORTING PERSON*

OO

 † Amount reflects accrued and unpaid interest on convertible notes through February 29, 2012.

CUSIP No. 23248L 10 7	13D	Page 5 of 8 Pages

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GR Match, LLC
20-0854483
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7.	SOLE VOTING POWER
NUMBER OF
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH		17,233,016†
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON
WITH		0
	10.	SHARED DISPOSITIVE POWER

17,233,016†
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,233,016†
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.1%
14.	TYPE OF REPORTING PERSON*

OO

† Amount reflects accrued and unpaid interest on convertible notes through February 29, 2012.

Explanatory Note:

This Amendment No. 5 amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission by Guthy-Renker Partners, Inc., a corporation organized under the jurisdiction of Delaware, and GR Match, LLC, a limited liability company organized under the jurisdiction of Delaware (“GR Match”), on July 23, 2009 (the “Schedule 13D”) relating to the Common Stock of CyberDefender Corporation, a California corporation (“CyberDefender California”) and CyberDefender Corporation, a Delaware corporation and successor in interest to CyberDefender California (collectively, the “Issuer”). This amendment reflects changes to Items 4, 5, 6 and 7 of the Schedule 13D. Capitalized terms not defined herein shall have the meaning assigned to them in the Schedule 13D as amended.

Item 4.	Purpose of Transaction.

Item 4 is hereby deleted in its entirety and restated as follows:

On February 23, 2012, the Issuer filed a voluntary bankruptcy petition under Chapter 11 of the United States Bankruptcy Code (the “Chapter 11 Proceeding”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The proceeding has been assigned Case No. 12-10633. In connection with the Chapter 11 Proceeding, GR Match and Issuer entered into a debtor-in-possession financing arrangement (the “DIP Facility”) pursuant to which the Issuer may borrow up to $4,610,000 to finance operations during its Chapter 11 Proceedings. Indebtedness incurred under the DIP Facility: (i) accrues interest at the rate of 8% per annum; (ii) matures on the earlier of (a) the closing of the sale of assets or (b) June 15, 2012; and (iii) is secured by certain liens on substantially all of the Issuer’s assets. GR Match is entitled to terminate the DIP Facility upon the occurrence of certain events or defaults by the Issuer. The DIP Facility is subject to a number of terms and conditions, including Bankruptcy Court approval. The foregoing summary of the DIP Facility does not purport to be complete and is qualified in its entirety by reference to the actual DIP Facility which may be modified prior to the Bankruptcy Court’s approval.

On February 23, 2012, the Issuer entered into an Asset Purchase Agreement with GR Match (the “APA”) pursuant to which the Issuer has agreed, subject to the conditions set forth in the APA, to sell substantially all of its assets to GR Match in a sale conducted under the supervision of the Bankruptcy Court. The APA provides that, subject to the terms and conditions set forth therein, Issuer will sell substantially all of its assets (with certain exclusions listed therein) to GR Match. In consideration for such assets, (a) GR Match will release Issuer from $12,000,000, in the aggregate, of liabilities relating to, (i) the DIP Facility, (ii) the Senior Loan Agreement, (iii) the Revolving Note, (iv) the Loan Modification Agreement; (b) all of GR Match’s 1,142,860 Shares and 10,031,500 Warrants in the Issuer will be cancelled; and (c) GR Match will pay Issuer $250,000.00. The sale of assets is subject to a number of terms and conditions, including Bankruptcy Court approval. GR Match is entitled to terminate the APA in certain circumstances, including: (i) upon the occurrence of certain events or defaults by the Issuer; (ii) if certain orders of the Bankruptcy Court are not entered by dates specified in the APA; and (iii) the Issuer accepts, in accordance with the bidding procedures, a bid submitted by a third party. As required by the Bankruptcy Code, the sale of the assets to GR Match will be subject to overbidding by other prospective purchasers pursuant to bidding procedures to be approved by the Bankruptcy Court.

The foregoing summary of the APA does not purport to be complete and is qualified in its entirety by reference to the actual agreement, which is attached hereto in Item 7 as Exhibit (1) and is incorporated by reference in its entirety into this Item 4. This Schedule 13D does not purport to amend, qualify or in any way modify the APA.

The Reporting Persons reserve the right to, and may, engage or otherwise participate in any transaction or other matter resulting from, or relating to, the pending bankruptcy proceedings of the Issuer, including any of the transactions or activities described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Other than as described in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters described in Item 4.

Item 5.	Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is deleted in its entirety and restated as follows:

(a) The Reporting Persons beneficially own an aggregate of 17,233,016 shares of Common Stock, representing approximately 39.1% of the total issued and outstanding shares of Common Stock (the “CyberDefender Shares”). The CyberDefender Shares are directly owned by GR Match which is a subsidiary of Guthy-Renker, LLC, which is a wholly-owned subsidiary of Guthy-Renker Holdings, LLC. Guthy-Renker Holdings, LLC is a subsidiary of Guthy-Renker Partners, Inc.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented by the addition of the following:

Item 4 of this Amendment No. 5 is incorporated herein by reference in its entirety into this Item 6.

Item 7.	Materials to be Filed as Exhibits.

The following amended and restated exhibits are filed herewith:

Exhibit A: Executive officers and directors of each of the Reporting Persons

In addition, Exhibit 7 is hereby supplemented by the incorporation of the following:

(1)	Asset Purchase Agreement dated February 23, 2012 between CyberDefender Corporation and GR Match, LLC (incorporated by reference from the Issuer’s Current Report on Form 8-K filed by the Issuer on February 27, 2012).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 29, 2012

Guthy-Renker Partners, Inc.
By:	/s/ Bennet Van de Bunt
	Name:	Bennet Van de Bunt
	Title:	Co-Chief Executive Officer

Guthy-Renker Holdings, LLC
By:	/s/ Bennet Van de Bunt
	Name:	Bennet Van de Bunt
	Title:	Co-Chief Executive Officer

Guthy-Renker LLC
By:	/s/ Bennet Van de Bunt
	Name:	Bennet Van de Bunt
	Title:	Co-Chief Executive Officer

GR Match, LLC
By:	/s/ Bennet Van de Bunt
	Name:	Bennet Van de Bunt
	Title:	Secretary

Exhibit A

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless otherwise specified, the principal employer of each such individual is Guthy-Renker LLC, the principal business and business address of which is described in Item 2.

Guthy-Renker Partners, Inc.
Executive Officers
Name	Principal Occupation or Employment
Co-Chairman of the Board of Directors -- William R. Guthy
Co-Chairman of the Board of Directors -- Paul Greg Renker
Co-Chief Executive Officer, Co-President and Secretary -- Bennet Van de Bunt
Co-Chief Executive Officer, Co-President and Treasurer -- Kevin Knee
Assistant Secretary -- Dirk van de Bunt
Executive Vice President -- Leonard Lieberman	Lieberman Productions, LLC 41-550 Eclectic St, Suite 200 Palm Desert, CA 92260

Directors
Name:	Principal Occupation or Employment
William R. Guthy
Paul Greg Renker
Bennet Van de Bunt
Kevin Knee
Leonard Lieberman	Lieberman Productions, LLC 41-550 Eclectic St, Suite 200 Palm Desert, CA 92260

Guthy-Renker Holdings, LLC
Executive Officers
Name	Principal Occupation or Employment
Co-Chairman of the Board of Managers -- William R. Guthy
Co-Chairman of the Board of Managers -- Paul Greg Renker
Co-Chief Executive Officer, Co-President and Secretary -- Bennet Van de Bunt
Co-Chief Executive Officer, Co-President and Treasurer -- Kevin Knee Assistant Secretary – Dirk van de Bunt
Executive Vice President -- Leonard Lieberman	Lieberman Productions, LLC 41-550 Eclectic St, Suite 200 Palm Desert, CA 92260

Board of Managers
Name	Principal Occupation or Employment
William R. Guthy
Paul Greg Renker
Bennet Van de Bunt
Kevin Knee
Markus Wilhelm	Strata Solar, LLC 1119 US 15-501 Hwy South Suite 101 Chapel Hill, NC 27517

Leonard Lieberman	Lieberman Productions, LLC 41-550 Eclectic St, Suite 200 Palm Desert, CA 92260

Guthy-Renker LLC
Executive Officers
Name	Principal Occupation or Employment
Co-Chairman -- William R. Guthy
Co-Chairman -- Paul Greg Renker
Co-Chief Executive Officer, Co-President and Secretary -- Bennet Van de Bunt
Co-Chief Executive Officer, Co-President and Treasurer -- Kevin Knee

Chief Operating Officer -- Georg Richter
Chief Administrative Officer, Executive Vice President and Assistant Secretary --Dirk van de Bunt
Senior Vice President, Business and Legal Affairs and General Counsel – Stephanie Blackman
Chief Operating Officer, International and President for the Americas/Europe/Russia/West -- Bryan Ellis

General Manager
Name	Principal Occupation or Employment
Guthy-Renker Holdings, LLC

GR Match, LLC
Executive Officers
Name	Principal Occupation or Employment
President -- Boris Shimanovsky
Chief Financial Officer -- Kevin Knee
Secretary -- Bennet Van de Bunt
Assistant Secretary -- Dirk van de Bunt

Management Committee
Name	Principal Occupation or Employment
Bennet Van de Bunt
Kevin Knee